Exhibit 99.1

15632 Fresenius Medical Plan VIF
Proof 2

Annual General Meeting of Fresenius Medical Care AG & Co. KGaA

Date: May 20, 2021

See Instructions On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2020	☐	☐	☐
2. Resolution on the allocation of distributable profit	☐	☐	☐
3. Resolution on the approval of the actions of the General Partner for fiscal year 2020	☐	☐	☐
4. Resolution on the approval of the actions of the Supervisory Board for fiscal year 2020	☐	☐	☐
5. Election of the auditor and group auditor for fiscal year 2021 as well as the auditor for the potential review of the half year financial report for fiscal year 2021 and other interim financial information	☐	☐	☐
6. Elections to the Supervisory Board and to the Joint Committee			
a) Dr. Dieter Schenk	☐	☐	☐
b) Rolf A. Classon*	☐	☐	☐
c) Gregory Sorensen, MD	☐	☐	☐
d) Dr. Dorothea Wenzel*	☐	☐	☐
e) Pascale Witz	☐	☐	☐
f) Prof. Dr. Gregor Zünd	☐	☐	☐
* in parallel proposed for election into the Joint Committee			
7. Resolution on the authorization to purchase and use treasury shares pursuant to section 71 (1) no. 8 AktG and on the exclusion of subscription rights	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here — Please Date Above

Please Sign Here — Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Fresenius Medical Care AG & Co. KGaA to be held May 20, 2021 For ADR Holders of Record as of April 12, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 5:00 p.m. New York City Time May 10, 2021.

PROXY TABULATOR FOR
FRESENIUS MEDICAL CARE
AG & CO. KGAA
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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15632 Fresenius Medical Plan VIF.indd 1
4/16/2021 8:12:28 AM

15632 Fresenius Medical Plan VIF Proof 2 FRESENIUS MEDICAL CARE AG & Co. KGaA Instructions to The Bank of New York Mellon, as Depositary Bank (Must be received prior to 5:00 p.m. New York City time on May 10, 2021) The undersigned registered holder of one or more American Depositary Receipts (“Receipts”) of Fresenius Medical Care AG & Co. KGaA (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary Bank, to vote or cause to be voted in accordance with the instructions marked on the reverse side hereof, the number of shares of the Company represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary Bank as of the close of business on April 12, 2021, at the Annual General Meeting of Shareholders of Fresenius Medical Care AG & Co. KGaA to be held on May 20, 2021, in respect of the agenda items specified in the accompanying invitation. NOTE: 1. Please direct the Depositary how to vote by placing an X in the box opposite the resolutions on the reverse side. 2. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited Shares, other than in accordance with instructions given by owners and received by the Depositary. In order to protect the environment and better meet the changing user behavior of investors, the Company has decided to reduce the amount of paper used for this event to the extent possible. Therefore, please find below the web link to access the invitation to the Annual General Meeting and the additional documents: https://www.freseniusmedicalcare.com/en/agm/ A printed copy of the invitation to the Annual General Meeting and the additional documents may be obtained from Bank of New York Mellon, as Depositary Bank free of charge upon request. If you do not have access to the internet and would like to obtain a hard copy, please write to: Proxy Services Corp 10 Drew Court - Suite #3 Ronkonkoma, NY 11779 You may also inquire a hard copy of the materials by calling the toll free number 1-800-555-2470. PROXY TABULATOR FOR FRESENIUS MEDICAL CARE AG & CO. KGAA P.O. Box 8016 CARY, NC 27512-9903 15632 Fresenius Medical Plan VIF.indd 2 4/16/2021 8:12:28 AM